Janus Investment Funds ("JIF")

			Lipper Rankings Based on Total Returns as of 12/31/06									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
	PM Inception	**Lipper Category**	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Janus Fund	Jan-06	Large-Cap Growth Funds	9	58 / 723	50	306 / 616	34	170 / 505	43	80 / 186		‡
Janus Twenty Fund(1)	Aug-97	Large-Cap Growth Funds	6	43 / 723	1	1 / 616	3	12 / 505	2	2 / 186	2	4 / 230
Janus Research Fund	Jan-06	Large-Cap Growth Funds	25	178 / 723	14	82 / 616	18	91 / 505	5	8 / 186		‡
Janus Orion Fund	Jun-00	Multi-Cap Growth Funds	4	15 / 489	2	5 / 394	6	17 / 310	—	—	33	76 / 230
Janus Enterprise Fund	Jan-02	Mid-Cap Growth Funds	15	90 / 621	9	42 / 489	21	80 / 385	60	92 / 153	12	46 / 391
Janus Venture Fund(1)	Jan-01	Small-Cap Growth Funds	1	2 / 557	10	43 / 456	10	35 / 374	30	41 / 136	16	53 / 336
Janus Global Research Fund	Feb-05	Multi-Cap Growth Funds	4	17 / 489	—	—	—	—	—	—	2	7 / 434
Janus Triton Fund	Jun-06	Small-Cap Growth Funds	16	88 / 557	—	—	—	—	—	—		‡
Core Funds												
Janus Growth and Income Fund	Dec-03	Large-Cap Core Funds	94	757 / 811	18	122 / 680	31	180 / 581	4	9 / 251	18	122 / 682
Janus Contrarian Fund	Feb-00	Multi-Cap Core Funds	1	2 / 909	1	1 / 646	1	3 / 468	—	—	12	40 / 341
Janus Balanced Fund	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	53	224 / 425	25	75 / 306	38	82 / 219	4	4 / 107	14	55 / 393
Janus Fundamental Equity Fund	Apr-05	Large-Cap Core Funds	83	669 / 811	2	9 / 680	7	36 / 581	1	1 / 251	3	22 / 769
INTECH Risk-Managed Stock Fund	Feb-03	Multi-Cap Core Funds	74	671 / 909	12	76 / 646	—	—	—	—	31	176 / 582
International/Global Funds												
Janus Overseas Fund	Jun-03	International Funds	1	1 / 968	1	1 / 798	8	51 / 650	4	9 / 260	1	1 / 758
Janus Worldwide Fund	Jun-04	Global Funds	56	211 / 381	96	288 / 302	96	221 / 230	68	66 / 97	81	250 / 309
Janus Global Technology Fund	Jan-06	Science & Technology Funds	39	111 / 291	37	97 / 262	50	119 / 238	—	—		‡
Janus Global Life Sciences Fund	Dec-98	Health/Biotechnology Funds	89	160 / 179	38	60 / 159	63	84 / 134	—	—	41	20 / 48
Janus Global Opportunities Fund	Jun-01	Global Funds	97	368 / 381	93	279 / 302	52	120 / 230	—	—	27	58 / 216
Value Funds												
Janus Mid Cap Value Fund - Inv (2)	Aug-98	Mid-Cap Value Funds	57	169 / 296	54	119 / 222	46	76 / 166	—	—	6	4 / 68
Janus Small Cap Value Fund - Inv.(1,2)	Feb-97	Small-Cap Core Funds	73	507 / 702	77	413 / 542	75	318 / 425	—	—	15	20 / 135
Income Funds												
Janus Flexible Bond Fund	Dec-91	Intermediate Inv Grade Debt Funds	40	192 / 486	53	221 / 419	18	62 / 357	33	49 / 151	4	2 / 52
Janus High-Yield Fund	Dec-03	High Current Yield Funds	25	114 / 457	38	147 / 388	60	189 / 315	16	19 / 118	38	147 / 388
Janus Short-Term Bond Fund	Jun-03	Short Investment Grade Debt Funds	45	105 / 235	33	64 / 195	44	62 / 140	36	26 / 72	26	47 / 180
Janus Federal Tax-Exempt Fund	Feb-05	General Muni Debt Funds	57	145 / 257	77	193 / 250	67	151 / 227	81	117 / 145	52	131 / 251
Asset Allocation Funds												
Janus Smart Portfolio-Growth	Dec-05	Mixed-Asset Target Alloc. Growth Funds	8	45 / 587	—	—	—	—	—	—	8	45 / 591
Janus Smart Portfolio-Moderate	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	12	51 / 425	—	—	—	—	—	—	12	51 / 425
Janus Smart Portfolio-Conservative	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	5	14 / 337	—	—	—	—	—	—	5	14 / 341

Percent of JIF Funds per Lipper Quartile based on Total Returns

	1-Year	3-Year	5-Year	10-Year	Since PM Inception
1st Quartile	51.9%	50.0%	42.9%	50.0%	65.2%
2nd Quartile	11.1%	22.7%	28.6%	28.6%	26.1%
3rd Quartile	22.2%	9.1%	23.8%	14.3%	4.3%
4th Quartile	14.8%	18.2%	4.8%	7.1%	4.3%

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results.

Notes:
(1) Closed to new investors
(2) Ranking is for the investor share class only; other classes may have different performance characteristics.
‡ The Fund's since PM-Inception ranking is not available.